Delisting Determination, The Nasdaq Stock Market, LLC, June 28, 2024, PHP Ventures Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of PHP Ventures Acquisition Corp., effective at the opening of the trading session on July 8, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(3) and 5550(b)(2).
The Company was notified of the Staff determination on October 19, 2023. On October 26, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On January 5, 2024, the Company received an additional delist determination letter pursuant to Listing Rule 5620(a).
On January 30, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones (the Decision). On February 13 and March 22, 2024, in response to requests by the Company, the Panel amended the terms of the Decision.
On April 17, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
The Company securities were suspended on April 19, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on June 3, 2024.